Exhibit 99.2

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as

[* * *]. A complete version of this exhibit has been filed separately with the SEC.

AMENDMENT NO. 1

TO

PATENT LICENSE AND ASSIGNMENT AGREEMENT

This Amendment No. 1 to Patent License and Assignment Agreement (this “Amendment No. 1”) is entered into as of November 2, 2006 (the “Amendment Effective Date”) by and between Science Applications International Corporation, a Delaware corporation (“SAIC”), and VirnetX Inc., a Delaware corporation (“Transferee”), herein individually referred to as a “Party” and collectively referred to as the “Parties.”

RECITALS

WHEREAS, the Parties entered into that certain Patent License and Assignment Agreement dated as of August 12, 2005 (the “Original Agreement”); and

WHEREAS, the Parties wish to enter into this Amendment No. 1 in order to amend certain provisions of the Original Agreement pursuant to Section 16.6 of the Original Agreement to facilitate Transferee’s pursuing legal enforcement of the SAIC Patent Rights against Microsoft Corporation and [ * * *] or any of their subsidiaries or successors (collectively, the “M&A Entities”) and the Infringement Notice Parties (as hereinafter defined).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises made herein and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Parties agree to amend the Original Agreement as follows:

1. DEFINITIONS. Terms used herein but not otherwise defined herein shall have the meanings given them in the Original Agreement.

2. ASSIGNMENT OF PATENTS. The Parties hereby waive any further conditions precedent to the occurrence of the Assignment Trigger Event, which shall be deemed to be the Amendment Effective Date for all purposes under the Original Agreement. Effective as of the Amendment Effective Date and subject to and contingent upon the grant back license to SAIC as set out in Section 4.2 of the Original Agreement and subject to the Reversion as set out in Section 5 of the Original Agreement and SAIC’s rights in Section 6.3.3 of the Original Agreement, SAIC hereby unconditionally and irrevocably conveys, transfers, assigns and quitclaims to Transferee all of its right, title and interest in and to the SAIC Patent Rights (the “Assignment ”). SAIC agrees to prepare and deliver documents consistent with the terms of the Assignment in this Section 2 for filing with the U.S. Patent and Trademark Office and appropriate agencies in applicable foreign jurisdictions on or prior to November 13, 2006. If SAIC fails to do so, then all deadlines for deliverables owed from Transferee to SAIC under the terms of the Original Agreement as modified by this Amendment No. 1 shall be extended by the number of days following the date the last of such assignment documents are delivered by SAIC to Transferee.

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as

[* * *]. A complete version of this exhibit has been filed separately with the SEC.

3. LITIGATION SUPPORT. In furtherance of the Party’s mutual obligations to cooperate fully, which are contained in the Original Agreement (and without superseding them or limiting their generality), SAIC agrees to the following:

(a) Access to Counsel Materials. SAIC shall provide written instructions to McDermott, Will & Emory LLP (“MWE”) granting Transferee access to all materials prepared by or on behalf of MWE in connection with the analysis undertaken by MWE with respect to the potential infringement of the SAIC Patent Rights by the M&A Entities and SAIC hereby waives any conflict of MWE arising therefrom other than MWE representing Transferee in a dispute with SAIC. The Parties agree Transferee shall bear all costs, fees or any other charges of MWE associated in any manner in connection with Transferee’s accessing such materials.

(b) Consent to Engagement of Counsel. Transferee is free to engage any counsel it deems advisable with respect to the pursuit of any and all potential infringement of the SAIC Patent Rights. Without limiting the generality of the foregoing, SAIC hereby expressly consents to the engagement of MWE by Transferee, at Transferee’s expense, to the extent Transferee deems it advisable to engage MWE with respect to the pursuit of any and all potential infringement of the SAIC Patent Rights. Transferee shall be entitled to compensate its counsel in any manner it deems advisable, including without limitation, through contingency fee arrangements or success fee arrangements where compensation may be a function of the proceeds from resolution of the matter.

(c) Access to Personnel. Pursuant to and in accordance with Section 6.3.3 of the Original Agreement, SAIC shall make its non-attorney employees and non-attorney consultants reasonably available to Transferee and its counsel as requested by Transferee or its counsel for purposes of serving as witnesses, providing testimony and otherwise assisting with the preparation of the cases against potential infringers of the SAIC Patent Rights that Transferee may determine to pursue. Pursuant to and in accordance with Section 6.3.3 of the Original Agreement, Transferee agrees that it shall pay SAIC its standard labor rates, costs and other expenses as necessary for SAIC’s non-attorney staff to support Licensee’s enforcement of the SAIC Patent Rights under this Section 3(c) or to respond to discovery served upon SAIC by a defendant in any enforcement action brought by Transferee.

(d) Party to Litigation. Notwithstanding anything else herein or in the Original Agreement to the contrary, in the event that a court of competent jurisdiction issues a ruling holding that SAIC is an indispensable party and must be joined as a party to a lawsuit brought by Transferee to enforce the SAIC Patent Rights, then SAIC shall, at SAIC’s sole option and discretion, either:

(i) join the lawsuit within the earlier of (1) ten business days after receiving notice from Transferee of such court ruling, or (2) one business day prior to the date Transferee would lose its suit against such defendant if SAIC did not so join; or

(ii) if SAIC has not so joined within the periods specified in clause (i) immediately above (the “Option to Join Period”), SAIC agrees to assign to Transferee all of SAIC’s rights and interest in amounts otherwise owing from Transferee to SAIC hereunder or under the Original Agreement for amounts recovered by Transferee from such defendant, including amounts for past damages for infringement of the SAIC Patent Rights by such defendant, and agrees to deliver to Transferee on or before the business day of the expiration of the Option to Join Period, evidence of such assignment as such evidence may be required by the court to permit Transferee to proceed with its suit against such defendant.

(iii) Notwithstanding the above, at SAIC’s request Transferee shall use its best efforts to make an interlocutory appeal to an appropriate Appellate Court any ruling of the trial court described in Section (i) above and, so long as such an appeal would not terminate the original suit, the Option to Join Period shall be tolled for so long as such appeal is pending and shall be deemed extended until the earlier of (1) ten business days after receiving notice from Transferee of an Appellate Court ruling sustaining such ruling of the trial court, or (2) one business day prior to the date Transferee would lose its suit against such defendant if SAIC did not so join.

4. MICROSOFT AND [ * * * ] PROCEEDS. Notwithstanding anything else in the Original Agreement to the contrary, Transferee shall have a first right from and after the Amendment Effective Date to negotiate with or bring a lawsuit against any of the “M&A Entities” for purposes of enforcing the SAIC Patent Rights for a period through and including the first anniversary of the Amendment Effective Date, and Transferee shall have such other rights afforded it under Section 6.3.3 of the Original Agreement. If Transferee fails to either terminate such infringement, enter into a reasonable license agreement to terminate such infringement subject to SAIC’s rights under the Original Agreement, or bring an action or proceeding with respect to infringement or enforcement of the SAIC Patent Rights then SAIC may exercise the rights afforded it under Section 6.3.3 of the Original Agreement. Notwithstanding Sections 6.3.4 and 7.1 of the Original Agreement, with respect to negotiations with, or lawsuits brought against any of the M&A Entities, in lieu of any amounts otherwise owing pursuant to the provisions of the Original Agreement (and subject to Section 3(d) of this Amendment No. 1), any proceeds, revenues, monies or any other form of compensation paid to Transferee as an award in such litigation matter or received in settlement of such litigation matter or paid to Transferee as a result of such negotiations, except for Acquisition Proceeds as defined in Section 6 below (hereinafter collectively referred to as “M&A Entities Recovery”), whether such M&A Entities Recovery is allocable to past damages for infringement or future royalties for an ongoing license, shall be allocated as follows:

(a) First to cover all out-of-pocket costs, including legal fees and expenses, of the Parties as actually incurred in connection with litigation brought against the M&A Entities, including any appeals or settlement thereof, as the case may be. The legal fees and expenses of SAIC that have been previously paid to MWE for services in connection with potential infringement of the SAIC Patent Rights, up to a maximum amount not to exceed $ 416,487.83 (the “MWE Fees”) shall be included as part of SAIC’s out-of-pocket costs to be reimbursed pursuant to the previous sentence. If such M&A Entities Recovery is less than the Parties combined out-of-pocket costs then the M&A Entities Recovery shall be divided between the Parties as a equitably proportionate split, so that each Party is reimbursed the same percentage of its total out-of-pocket costs.

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as

[* * *]. A complete version of this exhibit has been filed separately with the SEC.

(b) Second, any remaining M&A Entities Recovery after payment of the above amounts shall be shared by the Parties as follows: 35% to SAIC and 65% to Transferee.

5. OTHER PROCEEDS. Notwithstanding anything else in the Original Agreement to the contrary, Transferee shall have the first right from and after the Amendment Effective Date to negotiate with or bring a lawsuit against any and all third parties for purposes of enforcing the SAIC Patent Rights and shall have the rights afforded it under Section 6.3.3 of the Original Agreement. If Transferee fails to either terminate such infringement, enter into a reasonable license agreement to terminate such infringement subject to SAIC’s rights under the Original Agreement, or bring an action or proceeding with respect to infringement or enforcement of the SAIC Patent Rights then SAIC may exercise the rights afforded it under Section 6.3.3 of the Original Agreement. Notwithstanding Sections 6.3.4 and 7.1 of the Original Agreement, with respect to negotiations with, or lawsuits brought against any Infringement Notice Party (as hereinafter defined), in lieu of any amounts otherwise owing pursuant to the provisions of the Original Agreement (and subject to Section 3(d) of this Amendment No. 1), any proceeds, revenues, monies or any other form of compensation paid to Transferee as an award in a lawsuit brought against an Infringement Notice Party for purposes of enforcing the SAIC Patent Rights, or received in settlement of such litigation matter from an Infringement Notice Party or paid to Transferee as a result of negotiations with an Infringement Notice Party relating to enforcement of the SAIC Patent Rights, except for Acquisition Proceeds as defined in Section 6 below (hereinafter collectively referred to as “Other Party Recovery”), whether such proceeds are allocable to past damages for infringement or future royalties for an ongoing license, shall be allocated as follows:

(a) first to cover all out-of-pocket costs, including legal fees and expenses, of both Parties as actually incurred in connection with litigation brought against the Infringement Notice Party, including any appeals or settlement thereof, as the case may be. If such Other Party Recovery is less than the Parties combined out-of-pocket costs, then the Other Party Recovery shall be divided between the Parties as a equitably proportionate split, so that each Party is reimbursed the same percentage of its total out-of-pocket costs.

(b) second, any remaining Other Party Recovery after payment of the above amounts shall be shared by the Parties as follows: 25% to SAIC and 75% to Transferee.

(c) As used herein, “Infringement Notice Party” shall refer to any entity, other than the M&A Entities, that is the subject of a notice provided by Transferee to SAIC pursuant to Section 6.3 of the Original Agreement, or a notice provided by SAIC to Transferee pursuant to Section 6.3 of the Original Agreement (where SAIC has obtained a written legal opinion concluding the entity that is the subject of such notice infringes the SAIC Patent Rights and has provided a copy to Transferee of such written legal opinion under conditions of confidentiality as may be reasonably necessary to avoid waiver of SAIC’s attorney-client and related privileges).

6. ACQUISITION PROCEEDS. In addition (subject to Section 3(d) of this Amendment No. 1), SAIC shall be entitled to receive ten percent (10%) of any proceeds, revenues, monies or any other form of compensation paid to Transferee as consideration for the acquisition of Transferee by any of the M&A Entities or any Infringement Notice Party, including, without limitation, any stock purchase, asset purchase, merger or change of control occurring for any reason, whether as a result of negotiations, litigation or settlement discussions relating to infringement of the SAIC Patent Rights (“Acquisition Proceeds”) up to a maximum amount of thirty five million dollars ($35,000,000).

7. ROYALTY COVERAGE. Any amounts paid to SAIC hereunder pursuant to Sections 4(b), 5(b) and 6 shall count towards fulfillment of the Maximum Amount and towards fulfillment of the amounts payable as set forth in the definition of the term “Reversion Trigger Event” in the Original Agreement, in each case, for all purposes under the Original Agreement.

8. EXTENSION OF DATES.

(a) The term “Project Completion” shall mean January 1, 2007 for all purposes under the Original Agreement and this Amendment No. 1.

(b) The first due date for payment of the first Minimum Guaranteed Royalty pursuant to Section 7.2 of the Original Agreement is hereby extended from the first anniversary date of Project Completion until eighteen months after Project Completion.

(c) The date specified in clause (i) of the defined term “Reversion Trigger Event” set forth in Section 1.31 of the Original Agreement is hereby extended from five years after Project Completion to seven years after Project Completion.

9. NO OTHER CHANGES. Except as expressly modified hereby, the Original Agreement shall remain in full force and effect.

10. MISCELLANEOUS PROVISIONS.

(a) Entire Agreement. This Amendment No. 1 constitutes the Parties entire agreement and understanding with respect to modification of the Original Agreement, supersedes and replaces any and all prior or contemporaneous proposals, agreements understandings, commitments or representations of any kind, whether written or oral, relating to the Parties modification of the Original Agreement.

(b) Conflicting Provisions. This Amendment No. 1 and the Original Agreement are intended to be read and construed in harmony with each other, but in the event any provision in the Original Agreement conflicts with any provision of this Amendment No. 1, then this Amendment No. 1 shall be deemed to control, and such conflicting provision, to the extent it conflicts, shall be deemed removed and replaced with the governing provision herein.

(c) Multiple Copies or Counterparts of the Agreement. This Amendment No. 1 may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument and be binding upon the Parties. This Amendment No. 1 shall not be effective until the execution and delivery between each of the parties of at least one set of the counterparts.

(d) Governing Law. This Amendment No. 1 shall be governed by and construed in accordance with the laws of the State of California in all respects without giving effect to the principles of conflicts of law thereof.

(e) Remaining Miscellaneous Provisions. The Parties agree the remaining Miscellaneous Provisions of the Original Agreement shall be applicable to this Amendment No. 1 and are hereby incorporated by reference herein as if restated in their entirety herein with references to the “Agreement” meaning the Original Agreement as amended by this Amendment No. 1.

IN WITNESS WHEREOF, the Parties have executed this Amendment No. 1 as of the Effective Date.

VIRNETX INC.

By:	/s/ Kendall Larsen
Name:	Kendall Larsen
Title:	President and CEO

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

By:	/s/ Pamela J. Bumann
Name:	Pamela J. Bumann
Title:	Sr. Vice President